VF 1-15-03

02054958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William E. Read & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING DEC 26 2002 WASH. D.C. 207 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Lincoln Plaza, 500 North Akard
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name -- if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William E. Read, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William E. Read & Co., Inc., as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN LOWMAN
NOTARY PUBLIC
State of Texas
Comm. Exp. 01-24-2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAM E. READ & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2002

WILLIAM E. READ & CO., INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
William E. Read & Co., Inc.

We have audited the accompanying statement of financial condition of William E. Read & Co., Inc., as of October 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William E. Read & Co., Inc., as of October 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has filed a Uniform Request for Withdrawal from Broker-Deal Registration. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
December 18, 2002

WILLIAM E. READ & CO., INC.
Statement of Financial Condition
October 31, 2002

ASSETS

Cash	$ 60,949
Accounts receivable – related party	35,000
Receivable from broker-dealers and clearing organizations	6,001
Property and equipment, net of accumulated depreciation of $98,769	239
Officer advances	40,777
Notes receivable from officer	178,945
Other assets	200
	$ 322,111

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Statement of Financial Condition
October 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,135
Federal income taxes payable	1,950
State income taxes payable	420
	5,505
Stockholders' equity	
Common stock, 5,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	29,000
Retained earnings	286,606
Total stockholders' equity	316,606
	$ 322,111

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Statement of Income
For the Year Ended October 31, 2002

Revenues	
Securities commissions	$ 113,676
Interest income	194
Other income	163,070
	276,940
Expenses	
Compensation and benefits	75,013
Commissions and clearance paid to all other brokers	22,746
Communications	18,733
Occupancy and equipment costs	78,354
Promotional costs	16,433
Regulatory fees and expenses	8,771
Other expenses	59,349
	279,399
Loss before income taxes	(2,459)
Provision for Federal income taxes	(2,518)
Provision for state income taxes	(420)
Net loss	$ (5,397)

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended October 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 31, 2001	$ 1,000	$ 29,000	$ 292,003	$ 322,003
Net loss for the year	-0-	-0-	(5,397)	(5,397)
Balances at October 31, 2002	$ 1,000	$ 29,000	$ 286,606	$ 316,606

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended October 31, 2002

Balance, at October 31, 2001	$	-0-
Increases		-0-
Decreases		-0-
Balance, at October 31, 2002	$	-0-

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Statement of Cash Flows
For the Year Ended October 31, 2002

Cash flows from operating activities	
Net loss	$ (5,397)
Change in assets and liabilities	
Increase in accounts receivable	(35,000)
Decrease in receivable from broker-dealers and clearing organizations	6
Decrease in officer advances	35,301
Decrease in federal income taxes receivable	2,004
Decrease in accounts payable and accrued expenses	(3,145)
Increase in other assets	(200)
Increase in state income taxes payable	420
Increase in federal income taxes payable	1,950
Net cash provided (used) by operating activities	(4,061)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(4,061)
Cash at beginning of year	65,010
Cash at end of year	$ 60,949

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 572

The accompanying notes are an integral part of these financial statements.

WILLIAM E. READ & CO., INC.
Notes to Financial Statements
October 31, 2002

Note 1 - Summary of Significant Accounting Policies

William E. Read & Co., Inc. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation. Substantially all of the Company's business is conducted with customers located in the state of Texas.

Transactions in securities owned by the Company are recorded on a trade date basis. Commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are recorded at cost and consist of furniture, automobiles and office equipment. Depreciation is computed under the straight-line and various accelerated methods over estimated useful lives ranging from five to ten years. Depreciation expense for the year ended October 31, 2002 was $-0- and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WILLIAM E. READ & CO., INC.
Notes to Financial Statements
October 31, 2002

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2002, the Company had net capital of approximately $61,445 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

During fiscal year 2002 the Company received management and accounting fees of $60,000 from four joint ventures in which the Company's President is the managing venturer and holds interest ranging from 8.33% to 20%.

The Company was reimbursed $71,653 for expenses by a related company that the Company's president has ownership interest in.

Effective October 31, 2002, the Company executed a loan agreement with the Company's President and majority shareholder for $178,945. The loan earns interest at 6%, and is unsecured. The loan is due on demand.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At October 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Going Concern

The Company filed a Uniform Request for Withdrawal from Broker-Dealer Registration (Form BDW). This raises substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

October 31, 2002

Schedule I

WILLIAM E. READ & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 316,606
Deductions and/or charges		
Non-allowable assets		
Property and office equipment, net	$ 239	
Accounts receivable – related party	35,000	
Notes receivable from officer	178,945	
Officer advances	40,777	
Other assets	200	(255,161)
Net capital before haircuts on securities positions		61,445
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		-0-
Net capital		$ 61,445

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 3,135
Federal income taxes payable	1,950
State income taxes payable	420
Total aggregate indebtedness	$ 5,505

Schedule I (continued)

WILLIAM E. READ & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 367
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 1,445
Excess net capital at 1000%	$ 60,894
Ratio: Aggregate indebtedness to net capital	.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital per Company's Part II (unaudited) Focus Report	$ 66,757
Increase (decrease) due to adjustments to:	
Accounts payable and accrued expenses	(2,943)
Federal income taxes payable	(1,950)
State income taxes payable	(420)
Miscellaneous difference	1
Net capital per audited report	$ 61,445

Schedule II

WILLIAM E. READ & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended October 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
William E. Read & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of William E. Read & Co., Inc. (the "Company"), for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
December 18, 2002